Primary Business Name: GOLDMAN SACHS & CO. LLC   **BD Number: 361**

BD - AMENDMENT

~~09/27~~ 12/20/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes ● No

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
ARMSTRONG, PHILIP STUART	I	MANAGING DIRECTOR, COO	01/2013	NA	N	N	6047124
BROADBERY, MICHAEL MARY	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	6947899
~~LEE~~DOYLE, BRIAN ~~J~~ RICHARD	I	MANAGING DIRECTOR, CFO	~~03/2013~~ 11/2019	NA	N	N	~~6143609~~6003685
MATTHIAS, THOMAS FAIRBANKS	I	CHIEF COMPLIANCE OFFICER - INVESTMENT ADVISERS ACT	09/2017	NA	N	N	2872690
OCONNELL, JOHN MAURICE	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	1335506
SCHERR, STEPHEN MARK	I	MANAGING DIRECTOR, MANAGER	05/2019	NA	Y	N	2388851
SEYMOUR, KAREN PATTON	I	MANAGING DIRECTOR, CLO	03/2018	NA	N	N	6909905
SOLOMON, DAVID MICHAEL	I	MANAGING DIRECTOR, MANAGER	04/2017	NA	Y	N	1616414
STEIN, LAURENCE	I	MANAGING DIRECTOR, MANAGER	01/2018	NA	Y	N	5300390
THE GOLDMAN SACHS GROUP, INC.	DE	CLASS A MEMBER	04/2017	E	Y	Y	13-4019460
WALDRON, JOHN EDWARD	I	MANAGING DIRECTOR, CEO, MANAGER	12/2018	NA	Y	N	2569337